EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ResMed Inc.:

We consent to the use of our reports dated August 12, 2020, with respect to the consolidated balance sheets of ResMed Inc. and subsidiaries as of June 30, 2020 and 2019, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2020, and the related notes and financial statement schedule II, and the effectiveness of internal control over financial reporting as of June 30, 2020, incorporated herein by reference. Our report refers to a change in the Company’s method of accounting for leases beginning July 1, 2019 due to the adoption of the FASB’s Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

San Diego, California
May 21, 2021